File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Neely.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2177121		
Security designation	Common Shares		
Opening balance of securities held	0		
Date of transaction	2012-11-27		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	2000		
Unit price or exercise price	10.2200	Currency	Canadian Dollar
Closing balance of securities held	2000	Insider's calculated balance	
Filing date/time	2012-11-27 19:40:54		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			